

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 24, 2009

<u>Via Mail and Fax</u>

Sean P. Washchuk
Vice President Finance and Chief Financial Officer
Vitran Corporation Inc.
185 The West Mall, Suite 701
Toronto, Ontario, Canada M9C 5L5

> **RE:** **Vitran Corporation Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 001-32449**

Dear Mr. Washchuk:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Lyn Shenk
Branch Chief